     Filed pursuant to Rule 433
Registration Statement No. 333-129243
January 24, 2006
Relating to Preliminary Pricing Supplement No. 35
dated January 4, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – January 24, 2006

10% SPARQS due February 20, 2007

Mandatorily Exchangeable for Shares of Common Stock of Chesapeake Energy Corp.
Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
(“SPARQS®”)

Offering Price	:	$33.59 per SPARQS

Exchange Ratio	:	1.0 share of Chesapeake Stock per SPARQS

Yield to Call	:	23%

Interest Rate	:	10% per year

Interest Payment Dates	:	May 20, 2006, August 20, 2006, November 20, 2006 and the Maturity Date

Aggregate Principal Amount	:	$65,500,029.74

Trade Date	:	January 24, 2006

Settlement Date	:	January 31, 2006

Listing	:	AMEX

Ticker Symbol	:	CPQ

CUSIP	:	61747Y493

Agent	:	Morgan Stanley & Co. Incorporated

Agent’s Commissions	:	$0.5458 per SPARQS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.